[redacted]

09042282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: January 31, 2007 | |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
AUG 3 1 2009
Washington, DC
121

| SEC FILE NUMBER |
|---|
| 8 - 47758 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 N. Fair Oaks Avenue
(No. and Street)

| Pasadena | California | 91103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore — (626) 744-2587
(Area Code -- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name -- *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this

5th day of August, 2009, by satisfactory evidence to be the person(s) who appeard before me

Notary Public

Signature

Chief Financial Officer
Title

GUSTAVO R. SALGADO
COMM. #1811961
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Sep. 28, 2012
BCT4

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Advisors Clearing Network, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended June 30, 2009**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

## Independent Auditor's Report

Board of Directors
Advisors Clearing Network, Inc.:

We have audited the accompanying statement of financial condition of Advisors Clearing Network, Inc. (the Company) as of June 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2009

*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

**Advisors Clearing Network, Inc.**
**Statement of Financial Condition**
**June 30, 2009**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 424,379 |
| Cash and securities segragated under federal and other regulations | | 20,000 |
| Deposit with clearing organization | | 20,000 |
| Accounts receivable | | 29,259 |
| Prepaid expense | | 7,673 |
| **Total assets** | $ | 501,311 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 28,869 |
| Due to correspondents | | 128,968 |
| Due to related party | | 199 |
| **Total liabilities** | | 158,036 |
| Commitments and contingencies | | |
| **Stockholder's equity** | | |
| Common stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 680,057 |
| Accumulated deficit | | (336,792) |
| **Total stockholder's equity** | | 343,275 |
| **Total liabilities and stockholder's equity** | $ | 501,311 |

*The accompanying notes are an integral part of these financial statements.*

**Advisors Clearing Network, Inc.**
**Statement of Income**
**For the Year Ended June 30, 2009**

| | |
|---|---|
| **Revenues** | |
| Fee income | $ 335,497 |
| Interest income | 114 |
| **Total revenues** | 335,611 |
| **Expenses** | |
| Management fees | 120,000 |
| Other operating expenses | 205,895 |
| **Total expenses** | 325,895 |
| **Net income (loss) before income tax provision** | 9,716 |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ 8,916 |

*The accompanying notes are an integral part of these financial statements.*

**Advisors Clearing Network, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended June 30, 2009**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **Balance at June 30, 2008** | $ 10 | $ 665,057 | $ (196,882) | $ 468,185 |
| Distributions to stockholders | - | - | (148,826) | (148,826) |
| Proceeds from paid-in capital | - | 15,000 | - | 15,000 |
| Net income (loss) | - | - | 8,916 | 8,916 |
| **Balance at June 30, 2009** | $ 10 | $ 680,057 | $ (336,792) | $ 343,275 |

*The accompanying notes are an integral part of these financial statements.*

**Advisors Clearing Network, Inc.**
**Statement of Cash Flows**
**For the Year Ended June 30, 2009**

| | | |
|---|---|---|
| **Cash flow from operating activities** | | |
| Net income (loss) | | $ 8,916 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Accounts receivable | $ 19,983 | |
| Due from former affiliate | (48,325) | |
| Prepaid expense | 26 | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 28,573 | |
| Due to correspondents | (42,834) | |
| Payable to customers | (180) | |
| Total adjustments | | (42,757) |
| **Net cash and cash equivalents provided by (used in) operating activities** | | (33,841) |
| **Net cash and cash equivalents provided by (used in) investing activities** | | - |
| **Cash flow from financing activitie** | | |
| Proceeds from contribution of additional paid-in capital | 15,000 | |
| **Net cash and cash equivalents provided by (used in) financing activities** | | 15,000 |
| **Net increase (decrease) in cash and cash equivalents** | | (18,841) |
| **Cash and cash equivalents at beginning of year** | | 443,220 |
| **Cash and cash equivalents** | | $ 424,379 |

**Supplemental disclosure of cash flow information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ 800 |

**Supplemental disclosures of non-cash transactions:**

During the year ended June 30, 2009, the Company reclassified $148,826 of a receivable due from a former affiliate as a dividend distribution.

The Company also reclassified an additional $120,000 of the receivable from its former parent's owner to management fees.

*The accompanying notes are an integral part of these financial statements.*

**Advisors Clearing Network, Inc.**
**Notes to Financial Statements**
**June 30, 2009**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Advisors Clearing Network, Inc. (the "Company") was incorporated in the State of Delaware on September 15, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company was originally formed in the State of Delaware under the name Life Cycle Mutual Funds Distributors.

The Company is a wholly-owned subsidiary of Vertical Management Systems, Inc. (the "Parent")

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including mutual fund clearing firm, mutual fund retailer, and municipal securities broker. The Company's primary business is providing a technology platform for information reporting and commission collection between broker/dealers and mutual fund companies.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previous reported results of operations or stockholder's equity

**Note 2: CASH AND SECURITIES SEGRAGATED UNDER FEDERAL AND OTHER REGULATIONS**

Cash of $20,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II)

**Note 3: DEPOSIT WITH CLEARING ORGANIZATION**

The Company has a brokerage agreement with National Securities Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its customer as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2009 was $20,000.

## Note 4: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| State | 800 | - | 800 |
| Total income tax expense (benefit) | 800 | - | $ 800 |

For the year ended June 30, 2009, the company used $1,506 and $1,626 of its deferred tax asset for federal and state income taxes, respectively. A 100% allowance had previously been applied to these assets.

The Company has available at June 30, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $31,149, that expires as follows:

| Net Operating Loss carry-forward | Expiration during December 31, |
|---|---|
| $ 120,572 | 2025 |
| 87,891 | 2026 |
| $ 208,463 | |

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized

## Note 5: CHANGE IN OWNERSHIP

The Company's former owner Fiscus Financial, LLC (FISCUS) sold the Company to Vertical Management System, Inc (the "Parent") on March 31, 2009. Fiscus was owned 40% by the Parent and 60% by ACN Partners and others.

At March 31, 2009, $148,826 of the receivable from Fetter was distributed to Fiscus as part of the sale of the Company.

**Note 5: CHANGE IN OWNERSHIP**
**(Continued)**

The Company will continue its relatioship with FISCUS by means of a marketing services agreement.

**Note 6: SUBEQUENT EVENTS**

Subsequent to year end, but prior to the issuance of these financial statements, the Company adopted a 401(k) profit sharing plan. The plan became effective starting July 1, 2009.

**Note 7: RELATED PARTY TRANSACTIONS**

The Company shares office space, personnel, furniture and equipment with its Parent. The companies have an expense sharing agreement, whereby the Parent pays certain operating expenses and various equipment costs that benefits the Company. For the year ended June 30, 2009, the Company paid $120,000 to the Parent in management fees.

The Company also paid the Parent for technology fees associated with processing the reporting for the Company's clients. It is possible that the terms of certain of the related-party transactions are not the same as those would result from transactions among wholly unrelated parties. Allocations to the Company totaled $46,477 for the year ended June 30, 2009.

**Note 8: CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 9: COMMITMENTS AND CONTINGENCIES

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

| Statement No. | Title | Effective Date |
|---|---|---|
| FIN 48 | Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 | After December 15, 2008 |
| SFAS 141(R) | Business Combinations | After December 15, 2008 |
| SFAS 157 | Fair Value Measurements | After December 15, 2007 |
| SFAS 160 | Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 | After December 15, 2007 |
| SFAS 161 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After December 15, 2008 |

**Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 11: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $306,114 which was $56,114 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($138,036) to net capital was 0.45 to 1, which is less than the 15 to 1 maximum allowed.

**Advisors Clearing Network, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2009**

**Computation of net capital**

| | | |
|---|---|---|
| Common stock | $ 10 | |
| Additional paid-in capital | 680,057 | |
| Accumulated deficit | (336,792) | |
| **Total stockholder's equity** | | $ 343,275 |
| Less: Non-allowable assets | | |
| Accounts receivable | (29,259) | |
| Prepaid expense | (7,673) | |
| **Total non-allowable assets** | | (36,932) |
| **Net capital before haircuts** | | 306,343 |
| Less: Haircuts on securities | | |
| Haircut on money markets | (229) | |
| **Total haircuts on securities** | | (229) |
| **Net Capital** | | 306,114 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 of net aggregate indebtedness | $ 9,202 | |
| Minimum dollar net capital required | $ 250,000 | |
| Net capital required (greater of above) | | (250,000) |
| **Excess net capital** | | $ 56,114 |
| Ratio of aggregate indebtedness to net capital | 0.45 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2009.

**Advisors Clearing Network, Inc.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2009**

**Credit Balances**

| | | |
|---|---|---|
| Free credit balances and other credit balances in customers' security | | |
| Customer payable | $ - | |
| Total credits | | $ - |

**Debit Balances**

| | | |
|---|---|---|
| Debit balances in customer's cash and margin acounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 | - | |
| Failed to deliver of customers' securities not older 30 calendar days | - | |
| Total debits | | - |

**Reserve Computation**

| | |
|---|---|
| Excess of total debits over total credits | $ - |
| Amount held on deposit in reserve account at June 30, 2009 | $ 20,000 |
| Deposit (withdrawal) after year end | $ - |
| Amount in reserve account | $ 20,000 |

*See independent auditor's report*

**Advisors Clearing Network, Inc.**
**Schedule III - Reconciliation of Net Capital and**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2009**

| | |
|---|---|
| Net Capital as calculated per audit report | $ 306,114 |
| Net capital as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, June 30, 2009 | 306,114 |
| Net difference in computation of net capital | $ - |
| Reserve requirement as calculated per audit report | $ - |
| Reserve requirement as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, June 30, 2009 | - |
| Net difference in computation of reserve requirements | $ - |

*See independent auditor's report*

**Advisors Clearing Network, Inc.**
**Schedule IV - Information relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2009**

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-30 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

**Advisors Clearing Network, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended June 30, 2009**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Advisors Clearing Network, Inc.:

In planning and performing our audit of the financial statements and of Advisors Clearing Network, Inc. ("the Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragrap h. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 27, 2009